THENABLERS, INC.

October 9, 2018

Via Edgar

Re: Thenablers, Inc.

Amended Registration Statement on Form S-1

Filed August 31, 2018

File No. 333-225239

After careful consideration and To Whom It May Concern:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Thenablers, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at 5:00 p.m., Eastern Daylight Time on Friday, October 12, 2018, or as soon thereafter as practicable. This request for acceleration supersedes any previous request.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s counsel, Eilers Law Group, P.A.

The Company hereby acknowledges:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me directly or counsel, William R. Eilers, Esq., at (786) 273-9152.

Very truly yours,

/s/ Panos Lazaretos

Panos Lazaretos, CEO

cc: William R. Eilers, Esq.